[Letterhead of Sullivan & Cromwell LLP]

March 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Brian Soares

   Christina Chalk

Re:	EchoStar Corporation SC TO-I/A filed March 22, 2024 File No. 005-83490

Ladies and Gentlemen:

On behalf of our client, EchoStar Corporation (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated March 25, 2024, with respect to the Company’s Tender Offer Statement on Schedule TO-I filed with the Commission on March 4, 2024, as amended by Amendment No. 1 filed with the Commission on March 22, 2024 (the “Schedule TO”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO.

U.S. Securities and Exchange Commission

March 27, 2024

Schedule TO-I/A filed March 22, 2024

Questions and Answers, page 6

1.	We note your response to prior comment 1 and the fact that the first sentence of the answer to Question 24 has been revised from stating that an Eligible Employee’s trading plan “will be cancelled” to “may be cancelled” if an Eligible Employee elects to exchange an Eligible Option covered by a Rule 10b5-1 trading plan. Please explain to us the reason for this change, and please revise your disclosure to address specific uncertainties concerning whether a participant’s trading plan would be canceled if they elect to participate in the Exchange Offer.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended Question 24 on page 13 of the Offer to Exchange to clarify that, in the event that an Eligible Employee elects to exchange an Eligible Option covered by a Rule 10b5-1 trading plan, the Company will deem such Rule 10b5-1 trading plan relating to such Eligible Option to be cancelled as of the Expiration Time, regardless of whether or not such tender is subsequently withdrawn.

Please contact me at (212) 558-3109 or millersc@sullcrom.com if you have any questions or require any additional information in connection with this letter or the Schedule TO.

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc: Dean A. Mason, Chief Legal Officer and Secretary, EchoStar Corporation

Paul W. Orban, EVP, Chief Financial Officer, DISH, EchoStar Corporation

Marc Trevino, Sullivan & Cromwell LLP